SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549


                                   FORM 10-SB


                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS
        UNDER SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934


                                  GEEWHIZ, INC.
                 (Name of Small Business Issuer in its Charter)


                        NEVADA                         47-0881524
           (State or other jurisdiction of          (I.R.S. Employer
           incorporation or organization)          Identification No.)

              12503 EXCHANGE BOULEVARD
                     SUITE 554
                  STAFFORD, TEXAS                         77477
      (Address of principal executive offices)          (Zip Code)

                   ISSUER'S TELEPHONE NUMBER:  (281) 242-4744


      SECURITIES  REGISTERED  PURSUANT  TO  SECTION  12(B)  OF  THE  ACT:

           TITLE OF EACH CLASS          NAME OF EACH EXCHANGE ON WHICH
            TO BE REGISTERED            EACH CLASS IS TO BE REGISTERED

                   None                              None

   SECURITIES  TO  BE  REGISTERED  PURSUANT  TO  SECTION  12(G)  OF  THE  ACT:

                         COMMON STOCK, PAR VALUE $0.001
                                (Title of class)

                                  GEEWHIZ, INC.
                                TABLE OF CONTENTS
                                   FORM 10-SB


                                     PART I

Item  1.      Description  of  Business                                       1

Item  2.      Management  Discussion  and  Analysis                           3

Item  3.      Description  of  Property                                       6

Item  4.      Security  Ownership  of  Certain  Beneficial Owners
              and Management                                                  6

Item 5.       Directors, Executive Officers, Promoters and Control Persons    6

Item  6.      Executive  Compensation                                         7

Item  7.      Certain  Relationships  and  Related  Transactions              8

Item  8.      Description  of  Securities                                     8

                                     PART II

Item  1.      Market Price of and Dividends on the Registrant's
              Common Equity and Other Shareholder  Matters                    10

Item  2.      Legal  Proceedings                                              10

Item  3.      Changes  in  and  Disagreements  with  Accountants              10

Item  4.      Recent  Sales  of  Unregistered  Securities                     10

Item  5.      Indemnification  of  Directors  and  Officers                   10

                                    PART III

Item  1.      Index  to  Exhibits                                             12

Item  2.      Description  of  Exhibits                                       12

                                     PART I

     This Registration Statement on Form 10-SB includes forward-looking statements within the meaning of the Securities Exchange Act of 1934 (the
"Exchange Act"). These statements are based on management's beliefs and assumptions, and on information currently available to management. Forward-looking statements include the information concerning possible or assumed future results of operations of the Company set forth under the heading "Management Discussion and Analysis." Forward-looking statements also include statements in which words such as "expect," "anticipate," "intend," "plan," "believe," "estimate," "consider" or similar expressions are used.

     Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions. The Company's future results and shareholder values may differ materially from those expressed in these forward-looking statements. Readers are cautioned not to put undue reliance on any forward-looking statements.

ITEM  1.          DESCRIPTION  OF  BUSINESS

     We are a Nevada corporation, originally incorporated as IVG Product Technologies, Inc., a Nevada corporation, on July 24, 2002 as a wholly-owned subsidiary of Group Management Corp. On August 9, 2002, we merged with another wholly-owned subsidiary of Group Management Corp., a Texas corporation also with the name IVG Product Technologies, Inc. The purpose of the merger was to reincorporate the Texas corporation in the State of Nevada. Following that merger, our name was changed to GeeWhiz, Inc.

     Group Management Corp. has been operating our business, either as one of their divisions or as one of their subsidiaries, since 1999.

     Our parent corporation, Group Management Corp., intends to spin-off our corporation following the effectiveness of this Form 10-SB registration statement and the completion of certain other corporate actions required to effect the spin-off. Group Management Corp. shareholders of record as of June 30, 2002 will receive one share of our common stock for every two shares of common stock of Group Management Corp. held by them as of the record date.

Principal  Products  and  Markets
---------------------------------

     We design, manufacture, and distribute a limited line of acrylic drinking glasses and plaques with colored light transmitted through the acrylic that illuminates an image in the product and creates a "halo" effect when the light exists. Our products are marketed as gifts and promotional or give-away items for companies, trade associations, clubs, sports teams, etc.

     Our drinking glasses are marketed as Starglas(TM). We currently offer three sizes, an 18 ounce mug, a 16 ounce tumbler, and a 9 ounce tumbler. The glasses are each attached to a removable base, which contains the electronic parts for the light, and we currently offer five different colors, black, red, silver, blue, and green. The color of the light transmitted through the glass corresponds with the color of the base. Customers may choose from a small selection of existing graphics, or may submit artwork and we will put any logo or graphic on the glasses for their promotional use.

     Our illuminated plaques are marketed as LightArt. We currently offer four different shapes and the same five color choices for the base. Customers may choose from a small selection of existing graphics, or may submit artwork and we will put any logo or graphic on the glasses for their promotional or personal use.

     Our products are sold to a diverse group of customers, and thus we don't rely upon any single customer for a material amount of our business.

Distribution
------------

     Our products are distributed primarily through our Internet web site at www.geewhizusa.com and through distributors. Sales from our website constitute approximately 20% of our total sales, with the balance sold through distributors. We do not currently market our website through any media sources.

     We are in the process of developing a distributorship program to recruit and contract with third-parties to be distributors of our products. Currently, we have eight distributors.

     The majority of our orders are shipped via UPS or other third-party delivery service from our facility in Texas directly to the customer.

Competition
-----------

     There are no direct competitors who manufacture or distribute identical lighted acrylic products. However, we compete with all manufacturers and suppliers of promotional products, which includes not only drinking glasses and plaques, but also writing pens, t-shirts, pins, hats, stationary, etc. Competition in the area of promotional products is extremely intense, and we do not have any measurable competitive position within the industry.

Sources  and  Availability  of  Raw  Materials
----------------------------------------------

     The electronic base for both our Starglas and LightArt are manufactured in China and shipped to our facility in Texas. The raw materials used in manufacturing the bases are readily available from numerous suppliers at uniform prices, and we do not know of any events that would limit the sources or availability of raw materials used in manufacturing the bases.

     The acrylic used in manufacturing the Starglas and LightArt products is also readily available from numerous suppliers at uniform prices, and again we do not know of any events that would limit the sources or availability of raw materials used in manufacturing the products. The acrylic is received in our Texas facility in bulk, where we cut it into the desired shape and etch the desired graphics using our own tools and machinery.

Intellectual  Property
----------------------

     Our parent company, Group Management Corp., holds a license from its President and Director, Elorian Landers, for U.S. Patent Numbers 5,211,699 and 5,575,553 on proprietary fiber optic illuminated drinking containers, as well as registered trademarks on Starglas (Reg. No. 2,216,216) and Fyrglas (Reg. No. 1,995,482). The license gives Group Management the right to use the patents without cost. In addition, Fyrglas is also a registered trademark in Canada.
Mr. Landers also has, and Group Management Corp. has the rights to a patent pending with the United States Patent and Trademark Office (Application No. 09/842,701) for LightArt. All intellectual property related to Starglas and LightArt for which Group Management Corp. has an interest is provided to us through a verbal agreement for its use.

Government  Approvals  and  Regulation
--------------------------------------

     Other than customary labor laws and local ordinances regarding sales of products in public, we are not subject to any government regulation. Further, we are not subject to any environmental laws or regulations.

Research  and  Development
--------------------------

     We spent approximately $300,000 from October 1996 through September 1997 to develop the Starglas. We spent approximately $75,000 to develop LightArt, an amount considerably less than our Starglas development costs because much of the same technology was utilized. Other than as set forth herein, we have not spent any material amount of time or money on research and development, and do not anticipate doing so in the future.

Employees
---------

     We currently employee three employees, other than our officers and directors. Our officers and two of our directors are employed by our parent company, Group Management Corp., and are not separately compensated by us. We intend to add additional warehouse employees and full-time executives in distribution as sales of our products begin to increase. We believe our relationship with our employees is good. None of our employees are a party to a collective bargaining agreement.

ITEM  2.          MANAGEMENT  DISCUSSION  AND  ANALYSIS

QUALIFIED  REPORT  OF  INDEPENDENT  CERTIFIED  PUBLIC  ACCOUNTANTS

     Our independent accountant has qualified his report. He states that the audited financial statements of GeeWhiz.com, Inc. for the years ended December 31, 2001 and 2000 have been prepared assuming the company will continue as a going concern. He notes that our lack of established sources of revenue raises substantial doubt about our ability to continue in business.

CRITICAL  ACCOUNTING  ISSUES

     Our financial statements and accompanying notes are prepared in accordance with generally accepted accounting principles in the United States. Preparing financial statements requires our management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses. These estimates and assumptions are affected by our management's applications of accounting policies. The critical accounting policies for us are establishing an allowance for doubtful receivables, valuation of inventory at the lower of cost or market and determining the estimated useful lives of property and equipment and intangible assets for depreciation and amortization calculations.

YEARS  ENDED  DECEMBER  31,  2001  AND  2000

Results  of  Operations

     We had significant losses of $250,331 for the year ended December 31, 2001, and $396,604 for the year ended December 31, 2000. We have funded losses through loans from our parent company, Group Management Corp., and other borrowing. We expect losses to continue. To the extent losses continue and we are unable to fund them, we may have to sell common stock, curtail aspects of our operations, or cease operations altogether.

     We intend to pursue our business plan and meet our reporting requirements utilizing cash made available from loans from our parent company, Group Management Corp, the private sale of our securities, as well as income from the distribution of our products. Our management is aggressively pursuing relationships and markets for the distribution of our products and is of the opinion that loans from our parent company and cash flow from the sales of our securities will be sufficient to pay our expenses until our business operations create positive cash flow. We do not currently have sufficient capital to continue operations for the next twelve months and will have to raise additional capital to meet our business objectives as well as our 1934 Act reporting requirements.

     On a long-term basis, our liquidity is dependent on revenue generation, additional infusions of capital and potential debt financing. Our management believes that additional capital and debt financing in the short term will allow us to pursue our business plan and thereafter result in revenue and greater liquidity in the long term. However, we currently have no arrangements for such financing and there can be no assurance that we will be able to obtain the needed additional equity or debt financing in the future.

Revenues

     Our total revenue for the year ended December 31, 2001 was $574,826, all of which was from the sale of our Starglas and LightArt products. Our cost of goods sold was $356,071 (62% of revenue), resulting in a gross profit of $218,755. Total revenue for the year ended December 31, 2000 was $396,300, all of which was from the sale of our Starglas and LightArt products. Our cost of goods sold for the year ended December 31, 2000 was $298,742 (75% of revenue), resulting in a gross profit of $97,558.

Expenses

     Our total expenses for the year ended December 31, 2001 was $469,086, consisting of selling, general and administrative expenses of $412,788 (88% of total expenses), depreciation and amortization expense of $53,310 (11% of total expenses), and interest expense of $2,988 (less than 1% of total expenses). Of the $412,788 of selling, general, and administrative expenses, $145,071 was salaries and contract labor, $86,076 was rent, and $24,095 was utilities.

     For the year ended December 31, 2000, total expenses were $502,162, consisting of selling, general, and administrative expenses of $470,984 (94% of total expenses), depreciation and amortization expense of $28,271 (6% of total expenses), and interest expense of $2,907 (less than 1% of total expenses). Of the $470,984 of selling, general, and administrative expenses, $144,055 was salaries and contract labor, $55,427 was rent, $35,213 was trade show expenses, $34,255 was travel, $28,631 was royalty fees, $27,856 was utilities, $25,288 was consulting fees, and $18,553 was marketing.

     The decrease in total expenses for the year ended December 31, 2001 as compared to the year ended December 31, 2000 was a result of increased operating efficiencies and slightly more advantageous economies of scale as we increased revenues.

Net  Losses

     Net losses for the year ended December 31, 2001 were $250,331, as compared to $396,604 for the previous year. As described in expenses above, the decrease in the net loss is a result of an increase in revenues and a decrease in total expenses.

Liquidity  and  Capital  Resources

     We had cash of $2,580, accounts receivable net of $6,545, and inventories of $89,186, for total current assets of $98,311 as of December 31, 2001. This compares to cash of $12,258, accounts receivable net of $27,034, and inventories of $77,939, for total current assets of $117,231 as of December 31, 2000. The cash was received primarily from loans from our parent corporation, and from sales of our products, and the inventory is primarily pre-manufactured bases for our Starglas and LightArt products. We had equipment of $109,069, office furniture and fixtures of $31,301, automobiles of $41,857, and accumulated depreciation of ($123,956) for total assets of $429,444 as of December 31, 2001. We had equipment of $108,556, office furniture and fixtures of $31,431, and accumulated depreciation of ($95,446) for total assets of $423,434 as of December 31, 2000. Our total assets remained relatively unchanged from December 31, 2000 to December 31, 2001.

THREE  AND  SIX  MONTHS  ENDED  JUNE  30,  2002

Revenues

     Our total revenue for the six months ended June 30, 2002 was $120,763, as compared to $427,595 for the six months ended June 30, 2001. This decrease in revenues is a result of our decreased marketing of our Starglas and LightArt products, and our management's focus on the operations of our parent company, Group Management Corp. Revenue for the three months ended June 30, 2002 was $76,421 as compared to $246,096 for the three months ended June 30, 2001, decreasing for the same reasons as discussed above. Our cost of goods sold for the six months ended June 30, 2002 was $81,587 (68% of revenue), as compared to $336,706 for the six months ended June 30, 2001 (79% of revenue). Our cost of goods sold for the three months ended June 30, 2002 was $34,398 (45% of revenue) as compared to $215,793 for the three months ended June 30, 2001 (88% of revenue). The changes in our cost of goods sold as a percentage of revenue are due primarily to a different product mix being sold in the two quarters.

Expenses

     Our total expenses for the six months ended June 30, 2002 were $259,988, as compared to $570,631 for the six months ended June 30, 2001. This decrease is due to the decrease in revenues discussed above. Total expenses for the three months ended June 30, 2002 were $95,683 as compared to $324,338 for the three months ended June 30, 2001.

Net  Losses

     Net losses were $139,225 for the six months ended June 30, 2002, as compared to $143,036 for the six months ended June 30, 2001. This slight decrease in net loss reflects the expenses associated with operating our business net of our cost of goods sold.

     Net losses were $19,262 for the three months ended June 30, 2002, as compared to $78,242 for the three months ended June 30, 2001, a decrease reflecting our decrease in selling, general and administrative expenses.

Liquidity  and  Capital  Resources

     We had cash and cash equivalents of $21,362, accounts receivable net of $4,001, and inventories of $60,635, for total current assets of $85,998 as of June 30, 2002. The cash was received primarily from loans from our parent corporation, and from sales of our products, and the inventory is primarily pre-manufactured bases for our Starglas and LightArt products. Our only material commitments are operating leases and expenses.

ITEM  3.          DESCRIPTION  OF  PROPERTY

     We lease approximately 2,000 square feet of office space, and approximately 5,000 square feet of warehouse space, both at 12503 Exchange Boulevard, Suite 554, Stafford, Texas 77477. Our minimum monthly payment is $4,719 on a lease that expires November 2005.

     We believe that our existing office and warehouse space are sufficient to meet our needs for the foreseeable future. In the event we need additional office or warehouse space, we anticipate being able to obtain it at market rates as necessary.

ITEM  4.          SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth, as of September 15, 2002, certain information with respect to the Company's equity securities owned of record or beneficially by (i) the Officers and Directors of the Company; (ii) each person who owns beneficially more than 5% of each class of the Company's outstanding equity securities; and (iii) all Directors and Executive Officers as a group.


                    Name  and  Address  of          Amount  and  Nature  of       Percent  of
                    ----------------------          -----------------------       -----------
Title  of Class     Beneficial Owner                Beneficial Ownership          Class (1)
---------------     ----------------                --------------------          -----

Common              Group  Management  Corp.        1,000 (2)                      100%
Stock               12503  Exchange  Boulevard
                    Suite  554
                    Stafford,  TX  77477

                    All officers and directors
                    as a group (3 persons)             -0-                         -0-%
                                                       ---                         ----

(1)     Based  on  1,000  shares  outstanding  as  of  September  15, 2002.
(2) Our parent corporation, Group Management Corp., intends to spin-off our corporation following the effectiveness of this Form 10-SB registration statement and the completion of certain other corporation actions required to effect the spin-off. Group Management Corp. shareholders of record as of June 30, 2002 will receive one share of our common stock for every two shares of common stock of Group
        Management Corp. held by them as of the record date. At the time of the spin-off, the 1,000 shares of our common stock held by Group Management Corp. will be cancelled.

ITEM  5.          DIRECTORS,  EXECUTIVE  OFFICERS, PROMOTERS AND CONTROL PERSONS

     The following table sets forth the name and age of the current directors and executive officers of the Company, the principal office and position with the Company held by each and the date each became a director or executive officer of the Company. The executive officers of the Company are elected annually by the Board of Directors. The directors serve one-year terms until their successors are elected. The executive officers serve terms of one year or until their death, resignation or removal by the Board of Directors. Unless described below, there are no family relationships among any of the directors and officers.



Name . . . . . . .  Age  Position(s)
------------------  ---  --------------------------------------------------

Elorian Landers. .   54  President and Director
Richard Twardowski   42  Secretary, Treasurer, VP Operations, and Director
John E. Weaver . .   56  Director

     ELORIAN LANDERS has served as our President and a Director since 1998. He has been the Chief Executive Officer and a Director of our parent corporation, Group Management Corp., since December 1999. Mr. Landers holds a B.A. in Advertising from Art Center College in Pasadena, California. He also attended Texas A&M University, where he studied architecture.

     RICHARD TWARDOWSKI has served as our Secretary, Treasurer, VP Operations, and as a Director since 2002. He has served as a consultant to our parent corporation, Group Management Corp., since 1999. Prior to joining Group Management, Mr. Twardowski was a founder of a regional construction company.

     JOHN E. WEAVER joined our Board of Directors in 2002. Mr. Weaver is currently, and has served since 1992 as, the President of John Weaver Design, Inc., a graphic communications firm in Houston, Texas.

ITEM  6.          EXECUTIVE  COMPENSATION

Executive  Officers  and  Directors
-----------------------------------

     Our executive officers and directors are employed by our parent company, Group Management Corp. None of our executive officers or directors receives any compensation from us.

Summary  Compensation  Table
----------------------------

     The Summary Compensation Table shows certain compensation information for services rendered in all capacities for the fiscal years ended December 31, 2000 and 2001. Other than as set forth herein, no executive officer's salary and bonus exceeded $100,000 in any of the applicable years. The following information includes the dollar value of base salaries, bonus awards, the number of stock options granted and certain other compensation, if any, whether paid or deferred.




                                  Annual  Compensation               Long  Term  Compensation
                            --------------------------------   ------------------------------------
                                                                         Awards              Payouts
                                                               --------------------------------------

                                                OTHER ANNUAL   RESTRICTED   SECURITIES         LTIP          ALL OTHER
NAME AND PRINCIPAL              SALARY   BONUS  COMPENSATION   STOCK        UNDERLYING        Payouts     COMPENSATION
POSITION                YEAR     ($)      ($)       ($)        AWARDS($)    OPTIONS SARS(#)    ($)             ($)


Elorian Landers         2000     -0-      -0-       -0-          -0-          -0-              -0-             -0-
                        2001     -0-      -0-       -0-          -0-          -0-              -0-             -0-

Richard Twardowski      2000     -0-      -0-       -0-          -0-          -0-              -0-             -0-
                        2001     -0-      -0-       -0-          -0-          -0-              -0-             -0-

John E. Weaver          2000     -0-      -0-       -0-          -0-          -0-              -0-             -0-
                        2001     -0-      -0-       -0-          -0-          -0-              -0-             -0-


                                    OPTION/SAR GRANTS IN LAST FISCAL YEAR
                                              (INDIVIDUAL GRANTS)

                NUMBER OF SECURITIES        PERCENT OF TOTAL
                    UNDERLYING           OPTIONS/SARS GRANTED       EXERCISE OR
                OPTIONS/SARS GRANTED    TO EMPLOYEES IN FISCAL      BASE PRICE
NAME                  (#)                       YEAR                   ($/SH)           EXPIRATION DATE


Elorian Landers       -0-                       N/A                     N/A                 N/A
Richard Twardowski    -0-                       N/A                     N/A                 N/A
John E. Weaver        -0-                       N/A                     N/A                 N/A



                                      AGGREGATED OPTIONS/SAR EXERCISES IN LAST FISCAL YEAR
                                                 AND FY-END OPTION/SAR VALUES

                                                              NUMBER OF UNEXERCISED            VALUE OF UNEXERCISED IN-THE-
                                                              SECURITIES UNDERLYING                  MONEY OPTION/SARs
             SHARES ACQUIRED ON                              OPTIONS/SARS AT FY-END(#)                  AT FY-END ($)
NAME            EXERCISE(#)        VALUE REALIZED($)         EXERCISABLE/UNEXERCISABLE           EXERCISABLE/UNEXERCISABLE


Elorian Landers     -0-                  N/A                           N/A                                  N/A
Richard Twardowski  -0-                  N/A                           N/A                                  N/A
John E. Weaver      -0-                  N/A                           N/A                                  N/A


ITEM  7.          CERTAIN  RELATIONSHIPS  AND  RELATED  TRANSACTIONS

     On July 25, 2002, we issued 1,000 shares of our common stock to our parent corporation, Group Management Corp., for cash consideration equal to $1,500.

     Our parent corporation, Group Management Corp., intends to spin-off our corporation following the effectiveness of this Form 10-SB registration statement and the completion of certain other corporate actions required to effect the spin-off. Group Management Corp. shareholders of record as of June 30, 2002 will receive one share of our common stock for every two shares of common stock of Group Management Corp. held by them as of the record date.

ITEM  8.          DESCRIPTION  OF  SECURITIES

     Our authorized capital stock consists of 100,000,000 shares of common stock, par value $0.001, and 5,000,000 shares of preferred stock, par value $0.001. As of September 15, 2002, there are 1,000 shares of our common stock issued and outstanding, and no shares of preferred stock issued or outstanding.

     COMMON STOCK. Each shareholder of our common stock is entitled to a pro rata share of cash distributions made to shareholders, including dividend payments. The holders of our common stock are entitled to one vote for each share of record on all matters to be voted on by shareholders. There is no cumulative voting with respect to the election of our directors or any other matter. Therefore, the holders of more than 50% of the shares voted for the election of those directors can elect all of the directors. The holders of our common stock are entitled to receive dividends when and if declared by our Board of Directors from funds legally available therefore. Cash dividends are at the sole discretion of our Board of Directors. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining available for distribution to them after payment of our liabilities and after provision has been made for each class of stock, if any, having any preference in relation to our common stock. Holders of shares of our common stock have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to our common stock.

     DIVIDEND POLICY. We have never declared or paid a cash dividend on our capital stock. We do not expect to pay cash dividends on our common stock in the foreseeable future. We currently intend to retain our earnings, if any, for use in our business. Any dividends declared in the future will be at the discretion of our Board of Directors and subject to any restrictions that may be imposed by our lenders.

     PREFERRED STOCK. We are authorized to issue 5,000,000 shares of preferred stock, par value $0.001, of which no such shares are issued and outstanding. We have not designated the rights and preferences of our preferred stock. The availability or issuance of these shares could delay, defer, discourage or prevent a change in control.

     TRANSFER  AGENT.  The  transfer agent for our common stock is Computershare
Trust,  12039  W.  Alameda  Pkwy., Suite Z-2, Denver, CO 80228, telephone number
(303)  986-5400.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

     Our securities are not listed for trading on any exchange or quotation service. We are not required to comply with the timely disclosure policies of any exchange or quotation service. The requirements to which we would be subject if our securities were so listed typically included the timely disclosure of a material change or fact with respect to our affairs and the making of required filings. Although we are not required to deliver an annual report to security holders, we intend to provide an annual report to our security holders, which will include audited financial statements.

     There are no outstanding options or warrants to purchase, or securities convertible into, shares of our common stock. None of our outstanding common stock can be sold pursuant to Rule 144 under the Securities Act. The number of holders of record of shares of our common stock is one (1).

     There have been no cash dividends declared on our common stock. Dividends are declared at the sole discretion of our Board of Directors.

     The Securities Enforcement and Penny Stock Reform Act of 1990 requires additional disclosure relating to the market for penny stocks in connection with trades in any stock defined as a penny stock. The Commission has adopted regulations that generally define a penny stock to be any equity security that has a market price of less than $5.00 per share, subject to a few exceptions which we do not meet. Unless an exception is available, the regulations require the delivery, prior to any transaction involving a penny stock, of a disclosure schedule explaining the penny stock market and the risks associated therewith.

ITEM  2.     LEGAL  PROCEEDINGS

     We are not a party to or otherwise involved in any legal proceedings. Our parent corporation, Group Management Corp., is a party to several lawsuits that may have a material adverse effect on their operations and ability to continue as a going concern. A full description of those lawsuits can be found in the Group Management Corp. Annual Report on Form 10-KSB filed with the Securities and Exchange Commission on May 2, 2002.

ITEM  3.     CHANGES  IN  AND  DISAGREEMENTS  WITH  ACCOUNTANTS

     There have been no disagreements with our accountants required to be disclosed pursuant to Item 304 of Regulation S-B.

ITEM  4.     RECENT  SALES  OF  UNREGISTERED  SECURITIES

     On July 25, 2002, we issued 1,000 shares of our common stock to our parent corporation, Group Management Corp., for cash consideration equal to $1,500. The issuance was exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, and the investor was accredited. The shares were restricted in accordance with Rule 144.

ITEM  5.     INDEMNIFICATION  OF  DIRECTORS  AND  OFFICERS

     Article Seven of our Articles of Incorporation provides that officers and directors shall have no personal liability to the corporation or its stockholders for damages for breach of fiduciary duty as an officer or director. This provision does not eliminate or limit the liability of an officer or director for acts or omissions that involve intentional misconduct, fraud, or a knowing violation of law or the payment of distributions in violation of Nevada Revised Statute section 78.300.

     Our  bylaws  do  not  further  address  indemnification.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

                                    PART F/S

         The  following  financial  statements  are  provided  herein:

                          INDEX TO FINANCIAL STATEMENTS
                                  GEEWHIZ, INC.

          Annual  Audited  Financial  Statements
          --------------------------------------

          Report  of  Wrinkle  ,  Gardner  &  Company,  P.C.            F-3
          Balance  Sheets  as  of  December  31, 2001 and 2000          F-4
          Statement  of  Operations  for  the  years  ended
               December  31,  2001  and  2000                           F-5
          Statement  of Changes in Shareholders' Equity for the
               period from December 31, 1999 to December 31, 2001       F-6
          Statement  of  Cash  Flows  for  the  years  ended
               December  31,  2001  and  2000                           F-7
          Notes  to  Financial  Statements                         F-8  to  F-14

          Interim  Unaudited  Financial  Statements
          -----------------------------------------

          Balance  Sheet  as  of  June  30,  2002                       F-15
          Statement  of  Operations  for  the  three
               and six months ended June 30, 2002 and 2001              F-16
          Statement of Changes in Shareholders' Equity for the
               period from December 31, 2001 to June 30, 2002           F-17
          Statement of Cash Flows for the three and
               six months ended June 30,  2002  and  2001               F-18
          Notes  to  Financial  Statements                              F-19

                                    PART III

ITEM  1.          INDEX  TO  EXHIBITS


ITEM NO       DESCRIPTION
-------       ------------
3.1           Articles of Incorporation of IVG Product Technologies, Inc., a Nevada corporation

3.2           Articles of Incorporation of IVG Product Technologies, Inc., a Texas corporation

3.3           Articles of Merger of IVG Product Technologies, Inc., a Texas corporation into
              IVG Product Technologies, Inc. a Nevada Corporation

3.4           Certificate of Amendment of Articles of Incorporation of IVG Product Technologies, Inc.,
              a Nevada corporation

3.5           Bylaws of IVG Product Technologies, Inc., a Nevada corporation

99.1          Certification as Adopted Pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002

99.2          Certification as Adopted Pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002

ITEM  2.          DESCRIPTION  OF  EXHIBITS

     Not  Applicable.

                                        GEEWHIZ.COM

                               AUDITED FINANCIAL STATEMENTS

                            YEARS ENDED DECEMBER, 2001 AND 2000
                            WITH REPORT OF INDEPENDENT AUDITORS

                                  TABLE OF CONTENTS



                                                                   PAGE
                                                                  NUMBER
                                                                  ------

REPORT OF INDEPENDENT AUDITORS                                      1

AUDITED FINANCIAL STATEMENTS:

BALANCE SHEETS                                                      2
STATEMENTS OF OPERATIONS                                            3
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY                       4
STATEMENTS OF CASH FLOWS                                            5
NOTES TO FINANCIAL STATEMENTS                                       6

                        WRINKLE, GARDNER & COMPANY, P.C.
                          CERTIFIED PUBLIC ACCOUNTANTS
                           211 E. Parkwood, Suite 100
                            Friendswood, Texas 77546
                                 (281) 992-2200



                         Report of Independent Auditors
                         ------------------------------



Board  of  Directors
Gee  Whiz,  Inc.

We have audited the accompanying balance sheets of Gee Whiz, Inc. (a Nevada corporation) as of December 31, 2001 and 2000, and the related statements of operations, changes in shareholders' equity and cash flows for the two years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U. S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gee Whiz, Inc. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the two years then ended in conformity with U. S. generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 7 to the financial statements, conditions exist which raise substantial doubt about the Company's ability to continue as a going concern unless it is able to generate sufficient cash flows to meet its obligations and sustain its operations. Those conditions raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Wrinkle, Gardner & Company, P.C.
_____________________________________
Wrinkle,  Gardner  &  Company,  P.C.

Friendswood,  Texas
August  6,  2002



GEEWHIZ.COM
BALANCE SHEET



                                                          DECEMBER 31
                                                   2001                       2000
                                            ------------               ------------

ASSETS
CURRENT ASSETS
  Cash . . . . . . . . . . .  . . .. . . .  $     2,580                $    12,258
  Accounts receivable, net .  . . .. . . .        6,545                     27,034
  Inventories. . . . . . . .  . . .. . . .       89,186                     77,939
                                            ------------               ------------
       Total current assets . . .. . . . .       98,311                    117,231

PROPERTY AND EQUPMENT, at cost
  Equipment. . . . . . . . . . ... . . . .      109,069                    108,556
  Office furniture and fixtures... . . . .       31,301                     31,431
  Automobiles. . . . . . . . . ... . . . .       41,857                          0
  Less: Accumulated depreciation.. . . . .     (123,956)                   (95,446)
                                            ------------               ------------
                                                 58,271                     44,541

OTHER ASSETS                                    272,862                    261,662
                                                                       ------------
       Total assets . . . . . . . .. . . .  $   429,444                $   423,434
                                            ============               ============


LIABILITIES AND SHAREHOLDERS EQUITY
CURRENT LIABILITES
  Accounts payable and accrued expenses.    $   229,301                $   137,192
  Due to related party . . . . . . . . . . .    720,793                    595,329
  Notes payable. . . . . . . . . . . . . . .     88,553                     49,785
                                            ------------               ------------
       Total current liabilities. . . . . .   1,038,647                    782,306

SHAREHOLDERS EQUITY
  Additional paid in capital . . . . . . . .  2,132,297                  2,132,297
  Accumulated deficit. . . . . . . . . . . . (2,741,500)                (2,491,169)
                                                                       ------------
       Total shareholders' equity . . . . .    (609,203)                  (358,872)
                                            ------------               ------------
       Total liabilities and
       shareholders' equity                 $   429,444                $   423,434
                                            ============               ============

See accompanying summary of accounting policies and notes financial statements.


GEEWHIZ.COM
STATEMENTS OF OPERATIONS




                                                     YEAR ENDED DECEMBER 31
                                             2001                                2000
                                        ----------                          ----------
Revenue
  Product sales. . . . . . . . . . . .  $ 574,826                           $ 396,300

Cost of good sold                         356,071                             298,742

Operating Expenses
  Selling, general and administrative.    412,788                             470,984
  Depreciation and amortization expense.   53,310                              28,271
  Interest expense . . . . . . . . . . .    2,988                               2,907
                                                                            ----------
       Total operating expenses. . . .    469,086                             502,162
                                        ----------                          ----------

Other income (expense):                         0                               8,000
       Net income (loss).  . . . . . .  $(250,331)                          $(396,604)
                                        ==========                          ==========

See accompanying summary of accounting policies and notes financial statements.


GEEWHIZ.COM
STATEMENTS OF CHANGES IN SHAREHOLDERS EQUITY




                                                        Additional
                                                          Paid-in       Accumulated
                                                          Capital         Deficit            Total
                                                      -------------  -----------------  -------------
Balance, December 31, 1999                               $1,972,089  $     (2,094,565)  $   (122,476)
   Additional paid in capital contributions                 160,208                          160,208
   Net loss for 2000                                                         (396,604)      (396,604)
                                                      -------------  -----------------  -------------
Balance, December 31, 2000                                2,132,297        (2,491,169)      (358,872)
   Net loss for 2001                                                         (250,331)      (250,331)
                                                      -------------  -----------------  -------------
Balance, December 31, 2001                             $  2,132,297  $     (2,741,500)  $   (609,203)
                                                      =============  =================  =============

See accompanying summary of accounting policies and notes financial statements.






                                                                                      Year Ended December 31
                                                                                 2001                       2000
                                                                            ---------------           ----------------
OPERATING ACTIVITIES:

 Net income (loss)  . . . . . . . . . . . . . . . . .                      $     (250,331)           $      (396,604)
 Adjustments to reconcile net (loss) to net cash
   provided by (used in) operating activities:
      Depreciation and amortization . . . . . . . . .                              53,310                     28,271
   Changes in operating assets & liabilities:
      Accounts receivable. . . . . . . . . . . . . . . .                           20,489                    (12,889)
      Inventory. . . . . . . . . . . . . . . . . . . . .                          (11,247)                     1,649
      Other assets . . . . . . . . . . . . . . . . . . .                                0                     27,660
      Accounts payable and accrued expenses. . . . . . .                           92,109                   (104,235)
                                                                            ---------------           ----------------
 Net cash (used in) operating activities . . . . . . .                            (95,670)                  (456,148)

INVESTING ACTIVITIES:
 Capital expenditures                                                             (42,240)                   (13,266)
 Note receivable . . . . . . . . . . . . . . . . . .                              (36,000)                         0
                                                                            ---------------           ----------------
Net cash (used in ) investing activities.                                         (78,240)                   (13,266)

FINANCING ACTIVITIES:
 Related party . . . . . . . . . . . .                                            125,464                    595,329
 Notes payable. . . . . . . . . . . . .                                            38,768                   (279,871)
 Additional paid in capital                                                             0                    160,208
                                                                            ---------------           ----------------
 Net cash provided by financing activities .                                      164,232                    475,666
                                                                            ---------------           ----------------

            (DECREASE) INCREASE IN CASH                                            (9,678)                     6,252
CASH AT BEGINNING OF YEAR                                                          12,258                      6,006
                                                                           ---------------           ----------------
CASH AT END OF YEAR                                                        $        2,580            $        12,258
                                                                           ===============           ================

Supplemental cash flow information:
 Cash paid for interest . . . . . . . . . . . . . . .                      $        2,988            $         2,907
                                                                           ===============           ================

See accompanying summary of accounting policies and notes financial statements.


GEEWHIZ.COM
NOTES  TO  FINANCIAL  STATEMENTS
DECEMBER  31,  2001


NOTE  1  -  ORGANIZATION  AND  PRESENTATION

On March 9, 2001, IVG Corp changed its name from Internet Venture Group, Inc. to IVG Corp. and its state of incorporation from Florida to Delaware. The name change and reincorporation were accomplished by merging Internet Venture Group, Inc., a Florida corporation, into IVG Corp., a Delaware corporation formed for the purpose of these transactions. Each issued and outstanding share of common stock of Internet Venture Group, Inc. was automatically converted in the merger into one share of common stock of IVG Corp. The Company was incorporated in the state of Florida on March 19, 1987 under the name Sci Tech Ventures, Inc. and changed its name to Strategic Ventures, Inc. in May 1991. On October 18, 1999, Strategic Ventures, Inc. changed its name to Internet Venture Group, Inc.
(IVG). Effective December 31, 1999, acquired all issued and outstanding shares of GeeWhiz.com, Inc. (the "Company") (a Texas Corporation) for 1,326,870 shares of the Company's stock by the purchase method. For accounting purposes, the acquisition was treated as a reverse acquisition (a recapitalization of GeeWhiz.com), with GeeWhiz.com, Inc. as the acquirer and Strategic Ventures, Inc. as the acquiree. The acquisition qualified as a reverse acquisition because the officers and directors of GeeWhiz.com assumed management control of the resulting entity and the value and ownership interest received by current GeeWhiz.com, Inc. stockholders exceeded that received by Strategic Ventures, Inc. In December 2001, the company changed its name to Group Management Corp. (GPMT). The Company currently operates as a division of GPMT, which is traded on the OTCBB under the symbol "GPMT". There is currently no common stock, preferred stock, options or warrants of the Company outstanding. As discussed in Note 8 below, GPMT is involved in litigation which could have a material adverse affect on the Company should it be held liable.

The primary business of the Company is the development, acquisition, marketing and distribution of proprietary products as specialty products and items for the worldwide gift, novelty and souvenir industries.

The  Company's  fiscal  year-end  is  December  31.

NOTE  2  -  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES

These  financial statements are presented on the accrual method of accounting in
accordance  with   U.  S.  generally  accepted  accounting  principles.
Significant principles followed by the Company and the methods of applying those principles, which materially affect the determination of financial position and cash flows, are summarized below:

Cash  and  Cash  Equivalents
----------------------------

The Company considers all highly-liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Inventories
-----------

Inventories are stated at cost, determined using the first-in, first-out (FIFO) method, which is not in excess of market. Finished products comprise all of the Company's inventories.

Property  and  Equipment
------------------------

Property and equipment is stated at cost. The cost of ordinary maintenance and repairs is charged to operations while renewals and replacements are capitalized. Depreciation is computed on the straight-line method over the following estimated useful lives:

Automobiles  - 4  years
Equipment  - 2  to  5  years
Office  furniture  and  fixtures  -  5  years

Patents,  Trademarks  and  Licenses
-----------------------------------

The Company capitalizes certain legal costs and acquisition costs related to patents, trademarks, and licenses. Accumulated costs are amortized over the lesser of the legal lives or the estimated economic lives of the proprietary rights, generally seven to ten years, using the straight-line method and commencing at the time the patents are issued, trademarks are registered or the license is acquired.

Revenue  Recognition
--------------------

Product sales are sales of on-line products and specialty items. Revenue is recognized at the time products are shipped, as this is the point at which customers are liable to the Company for products ordered. The customer may return items if they are found to be defective. Returns are usually minimal. Other revenue and commission income is recognized when the earnings process has been completed.

Income  Taxes
-------------

The Company accounts for income taxes under SFAS No. 109, which requires the asset and liability approach to accounting for income taxes. Under this method, deferred tax assets and liabilities are measured based on differences between financial reporting and tax bases of assets and liabilities using enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse.

Fair  Value  of  Financial  Instruments
---------------------------------------

The carrying amount of cash, accounts receivable, accounts payable and accrued expenses are considered to be representative of their respective fair values because of the short-term nature of these financial instruments. The carrying amount of the notes payable are reasonable estimates of fair value as the loans bear interest based on market rates currently available for debt with similar terms.

Use  of  Estimates
------------------

The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

Recent  Accounting  Pronouncements
----------------------------------

In June 2001, the Financial Accounting Standards Board issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." Under these new standards, all acquisitions subsequent to June 30, 2001 must be accounted for under the purchase method of accounting, and purchased goodwill is no longer amortized over its useful life. Rather, goodwill will be subject to a periodic impairment test based on its fair value. SFAS 142 is effective for fiscal years beginning after December 15, 2001, although earlier adoption is permitted. The company does not expect that the adoption of these standards will have a material impact on its financial statements.

In October 2001, the Financial Accounting Standards Board issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS 144 supersedes SFAS 121. SFAS 144 primarily addresses significant issues relating to the implementation of SFAS 121 and develops a single model for long-lived assets to be disposed of, whether primarily held, used or newly acquired. The provisions of SFAS 144 will be effective for fiscal years beginning after December 15, 2001. The Company will apply this standard beginning in 2002. The Company does not expect that the adoption of this standard will have a material impact on its financial statements.

NOTE  3  -  OTHER  ASSETS

 At  December  31,  2001,  other  assets  consisted  of  the  following:

                                         Historical  Cost        Accum.  Amort.        Book  Value

Licensing,  patents,  trademarks.        $  364,846              $  127,984            $   236,862
Other  assets  (note  receivable)            36,000                       -                 36,000
                                         ---------------------------------------------------------
                                         $  400,846              $  127,984            $   272,862
                                         =========================================================

 At  December  31,  2000,  other  assets  consisted  of  the  following:

                                         Historical  Cost        Accum.  Amort.        Book  Value

Licensing,  patents,  trademarks.        $  364,846              $  103,184            $   261,662
                                         =========================================================

NOTE  4  -  NOTES  PAYABLE

     Notes  payable  consisted  of  the  following:

                                                                                    December  31

                                                                                 2001          2000
                                                                                 ----          ----

Borrowings  against  a  $50,000  line-of-credit  agreement
with  a  financial  institution,  secured  by  a  general
security  agreement  covering  substantially  all  assets
of  the  Company,  bearing  an  interest  rate  of  6.75%,
due  on  demand  or  May  2002  if  no  demand  is  made                        $49,158       $49,785

Note  payable  to  financing  company,  secured  by
2001  GMC  Yukon,  bearing  an  interest  rate  of  3.9%,
monthly  principal  and  interest  payments  of  $895,  due
December  2005                                                                   39,395             0
                                                                                ----------------------

                                                                              $  88,553       $49,785
                                                                                ======================

NOTE  5  -  INCOME  TAXES

There has been no provision for U.S. federal, state, or foreign income taxes for any period because the Company has incurred losses in all periods and for all jurisdictions.

Deferred income taxes reflect the net tax affects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of deferred tax assets are as follows:

                                                                                    December  31

                                                                                 2001          2000
                                                                                 ----          ----

Deferred  tax  assets:
     Net  operating  loss  carryforwards                                      $2,741,500     $2,491,169
     Valuation  allowance  for  deferred  tax  assets                         (2,741,500)    (2,491,169)
                                                                              --------------------------
Net  deferred  tax  assets                                                    $        0     $        0
                                                                              ==========================

Realization of deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. Accordingly, the net deferred tax assets have been fully offset by a valuation allowance. The Company had net operating loss carryforwards for federal income tax purposes of approximately $2,741,500 and $2,491,169 as of December 31, 2001 and 2000, respectively. These carryforwards, if not utilized to offset taxable income begin to expire in 2003. Utilization of the net operating loss may be subject to substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code and similar state provisions. The annual limitation could result in the expiration of the net operating loss before utilization.

NOTE  6  -  COMMITMENTS  AND  CONTINGENCIES

Operating  Leases
-----------------

The Company is involved in several operating leases including leases for office and warehouse space, telecommunication services, and screen printers. The lease commitments are as follows:

o Office and warehouse facilities are leased for a minimum monthly payment of $6,719. The lease expires November 2005.

o The Company leases two screen printers. One lease requires a minimum monthly payment of $130 and expires August 2002 and the other requires a minimum monthly payment of $600 and expires August 2004.

Rent expense for the years ended December 31, 2001 and 2000, was $96,481 and $63,331, respectively.

Future minimum lease payments for each of the years ended December 31 are as follows:

                 2002                  $  88,868
                 2003                     87,828
                 2004                     85,428
                 2005                     73,909
                                          ------
                                       $ 336,033
                                       =========

NOTE  7  -  GOING  CONCERN

The accompanying financial statements have been prepared in conformity with U.S. generally accepted accounting principles, which contemplates continuation of the Company as a going concern. The Company has incurred substantial operating losses. As shown in the financial statements, the Company incurred net losses of $250,331 on gross sales of $574,826 for the year ended December 31, 2001. These factors indicate there is substantial doubt about the Company's ability to continue as a going concern. The future success of the Company is likely dependent on its ability to obtain additional capital to develop its proposed products and ultimately, upon its ability to attain future profitable operations. There can be no assurance that the Company will be successful in obtaining such financing, or that it will attain positive cash flow from operations.

NOTE  8  -  RELATED  PARTY  LEGAL  PROCEEDINGS

Group Management Corp. is currently involved in the legal proceedings described below. While the Company has not been named in these actions, substantially all tangible assets of GPMT are on the Company's books since it is a division of GPMT. The plaintiffs may pursue the Company in legal proceedings should the actions against GPMT fail.

CONVERTIBLE NOTE HOLDERS. On February 2, 2001, GPMT issued $1.1 million of convertible notes to four investors in a private placement. The convertible notes mature on January 1, 2003 and bear interest at the rate of 6% per year. The events of default under the notes are described in this report under the section captioned "Convertible Notes".

As part of the financing transactions involving the convertible notes, GPMT agreed to file a registration statement for the resale by the note holders of the common stock underlying the convertible notes and to have the registration statement declared effective by June 17, 2001. The registration statement was not declared effective by June 17, 2001 and has not been declared effective as of the time of the filing of this report.

On September 10, 2001, GPMT entered into a Security Agreement with the noteholders and certain of its shareholders, including Elorian Landers, the chief Executive Officer and a director, and Thomas L. McCrimmon, a director. Under the Security Agreement, Mr. Landers and his wife pledged 150,000 shares of common stock, Mr. McCrimmon pledged 10,900 shares of common stock and other shareholders pledged 89,250 shares of common stock, all as security for obligations under the financing agreements with the noteholders. As part of this agreement, the note holders waived the default and penalties under the convertible notes for failure to make the registration statement effective by June 17, 2001, provided that GPMT file an amendment to the registration statement by October 20, 2001 and cause the registration statement to be declared effective by December 10, 2001. The note holders also lent GPMT an additional $55,000 and GPMT signed a promissory note agreeing to repay this amount by the earlier of December, 2001 or the occurrence of an event of default under the Security Agreement.

On February 7, 2002, the convertible note holders declared a default on the notes for failure to have the registration statement declared effective and made demand for payment of the convertible notes and promissory notes. In addition, the collateral agent under the Security Agreement released 239,400 shares of stock to the convertible note holders. The note holders further requested that GPMT deliver an opinion to the transfer agent so that they would be able to sell in the public markets under SEC Rule 144 the shares released by the collateral agent and have the shares reissued in the note holders' names. One of the note holders has also submitted a notice to convert a portion of its notes into common stock. Because of certain disputes with the note holders, GPMT has not complied with these requests.

On or about March 21, 2002, Alpha Capital Aktiengesellschaft, Amro International, S. A., Markham Holdings, LTD, and Stonestreet Limited Partnership, the holders of the convertible notes, filed a complaint in United States District Court for the Southern District of New York naming GPMT , Elorian Landers and his wife as defendants. In their complaint, the note holders allege, among other things, the following:

o     fraud  in connection with the sale of the convertible notes resulting from
alleged  misrepresentations  as  to   GPMT's  cash  position;

o breach of contract on the notes for failure to have an effective registration statement covering the resale of the common stock underlying the notes;

o     failure  to  honor  conversion  requests;

o     failure  to  repay  the  convertible  notes  and  promissory  notes  and ;

o     anticipatory  breach  of  contract  on  the  notes.

In their complaint, the noteholders assert monetary damages and seek relief (i) in the amount of $1,155,000 plus interest, liquidated damages and attorneys fees and other costs of enforcement for the breach of contract on the notes, (ii) unspecified monetary damages for failure to cause the registration statement to be effective and failure to take the steps necessary for the noteholders to sell the shares under the Security Agreement pursuant to Rule 144, and (iii) unspecified damages for failure to honor conversion notices. In addition, the noteholders are seeking an order directing GPMT to (i) cause the registration statement to be effective, (ii) to enforce conversion of the notes into common stock, and (iii) to have GPMT and the Landers' take necessary actions to permit plaintiffs to sell the common stock received from the collateral agent under Rule 144.

SWAN

In March 2002, GPMT was served with a lawsuit brought by Swan Magnetics, Inc. in the Superior Court of the state of California, County of Santa Clara. The only defendant in the action is GPMT.

The Complaint alleges, among other things, that GPMT breached its obligations under a promissory note in the principal amount of $2,843,017, that GPMT has breached its obligations under a series of settlement documents entered into between Swan and GPMT, and that GPMT has interfered with contractual relationships between Swan and certain third parties. The total relief sought by Swan is $3,040,000, plus interests, costs and punitive damages.

In separate correspondence, Mr. Eden Kim has alleged that GPMT never owned a majority interest in Swan Magnetics, Inc.

GPMT is vigorously defending this lawsuit although GPMT believes that the action lacks merit. The case is at a stage where no discovery has been taken and no prediction can be made as to the outcome of this case.





GEEWHIZ.COM
BALANCE SHEET (UNAUDITED)
JUNE 30, 2002



ASSETS
CURRENT ASSETS
  Cash and Cash equivalents                 $    21,362
  Accounts receivable - net of $15,000
  allowance for bad debts                         4,001
  Inventories                                    60,635
                                            ------------
        Total current assets                     85,998

PROPERTY AND EQUIPMENT, at cost
  Equipment                                     109,169
  Office furniture and fixtures                  31,301
  Automobiles                                    41,857
  Less: Accumulated depreciation               (148,956)
                                            ------------
                                                 33,371

OTHER ASSETS, net                               236,862
                                            ------------
       Total assets                         $   356,231
                                            ============


LIABILITIES AND STOCKHOLDERS EQUITY
CURRENT LIABILITIES
  Accounts payable and accrued expenses     $   216,248
  Due to related party                          700,282
  Notes payable                                 188,129
                                            ------------
       Total current liabilities              1,104,659

SHAREHOLDERS EQUITY
  Additional paid in capital                  2,132,297
  Accumulated deficit                        (2,880,725)
                                            ------------
        Total shareholders' equity             (748,428)
                                            ------------
        Total liabilities and
        shareholders' equity                $   356,231
                                            ============

See accompanying note.


GEEWHIZ.COM
STATEMENTS  OF  OPERATIONS  (UNAUDITED)



                                         FOR THE SIX MONTHS ENDED               FOR THE THREE MONTHS ENDED
                                                 JUNE 30                                  JUNE 30
                                       2002                 2001                2002                2001
                                    (UNAUDITED)          (UNAUDITED)         (UNAUDITED)         (UNAUDITED)
                                    -------------------------------          -------------------------------
REVENUES:
  Sales                             $     120,763       $   427,595          $     76,421      $     246,096
                                          -------           -------               --------          ---------
        Total revenues                    120,763           427,595                76,421            246,096

COSTS  AND  EXPENSES:
  Cost of goods sold                       81,587           336,706                34,398            215,793
  Selling, general and administrative     151,341           204,980                48,116             94,728
  Depreciation and amortization expense    25,000            27,028                12,500             13,199
  Interest expense                          2,060             1,917                   669                618
                                          -------           -------               --------          ---------
        Total costs and expenses          259,988           570,631                95,683            324,338
                                          -------           -------               --------          ---------
NET  INCOME  (LOSS)                 $    (139,225)      $  (143,036)         $    (19,262)     $     (78,242)
                                          =======           =======               ========          =========

See  accompanying  note.


GEEWHIZ.COM
STATEMENTS  OF  CHANGES  IN  SHAREHOLDERS'  EQUITY  (UNAUDITED)
FOR  THE  PERIOD  FROM  DECEMBER  31,  2001  TO  JUNE  30,  2002


                                      Additional
                                       Paid in          Accumulated
                                       Capital            Deficit            Total
                                       -------            -------            -----
Balance, December 31, 2001      $     2,132,297     $   (2,741,500)    $   (609,203)
  Net loss for six months
  ended June 30, 2002                                     (139,225)        (139,225)
                                      ---------         -----------        ---------
Balance, June 30, 2002          $     2,132,297     $   (2,880,725)    $   (748,428)
                                      =========         ===========        =========


See  accompanying  note.


GEEWHIZ.COM
STATEMENTS  OF  CASH  FLOWS  (UNAUDITED)

                                                         FOR THE SIX MONTHS ENDED                FOR THE THREE MONTHS ENDED
                                                                 JUNE 30                                    JUNE 30
                                                        2002                2001                  2002               2001
                                                    (UNAUDITED)          (UNAUDITED)          (UNAUDITED)         (UNAUDITED)
                                                   ---------------------------------          -------------------------------
CASH  FLOWS  FROM  OPERATING  ACTIVITIES:
   Net (loss)                                      $     (139,225)     $    (143,036)         $    (19,262)     $     (78,242)
   Adjustments to reconcile net (loss)
    to net cash provided by (used  in)
    operating  activities:
    Depreciation and amortization                          25,000             27,028                12,500             13,199
   Changes on operating assets and liabilities:
    Accounts receivable                                     2,544           (110,590)               (2,723)           (77,464)
    Inventory                                              28,551             16,097                28,167             18,880
    Other assets                                           36,000                  0                     0                  0
    Accounts payable and accrued expenses                 (13,053)            29,320               (19,048)            20,208
                                                         ---------         ---------              ---------           --------
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES       (60,183)          (181,181)                 (366)          (103,419)

CASH  FLOWS  FROM  INVESTING  ACTIVITIES:
   Purchases of equipment                                    (100)            (1,113)                    0                  0
   Note receivable                                              0            (36,000)                    0             47,184
                                                         ---------         ---------              ---------           --------
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES          (100)           (37,113)                    0             47,184

CASH  FLOWS  FROM  FINANCING  ACTIVITIES:
   Cash overdraft                                               0                  0                     0             (2,231)
   Related party                                          (20,511)           240,350                16,918             62,980
   Notes payable                                           99,576            (32,300)               (1,790)            (2,500)
                                                         ---------         ---------              ---------           --------
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES        79,065            208,050                15,128             58,249
                                                         ---------         ---------              ---------           --------
   Increase (decrease) in cash                             18,782            (10,244)               14,762              2,014

   Cash at beginning of period                              2,580             12,258                 6,600                  0
                                                         ---------         ---------              ---------           --------
   Cash at end of period                             $     21,362        $     2,014            $   21,362         $    2,014
                                                         =========         =========              =========           ========

See  accompanying  note.


GEEWHIZ.COM
NOTE  TO  CONDENSED  FINANCIAL  STATEMENTS
JUNE  30,  2002

NOTE  A  -  BASIS  OF  PRESENTATION


The accompanying unaudited condensed financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10 and Item 310 of Regulation S-B. Accordingly, they do not include all of the information and footnotes required for generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisiting of normal recurring accruals) considered necessary fo ra fiar presentation have been included. Operating results for the six-and three-month periods ended June 30, 2002 are not necessarily indicative of the results that may be expected for the year ended December 31, 2002. These financial statements should be read in conjunction with the Companys audited financial statements for the year ended December 31, 2001.

                                   SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated:   September  26,  2002           GEEWHIZ,  INC.

                                        /s/  Elorian Landers
                                        ________________________________
                                        By:   Elorian  Landers
                                        Its:  President